===============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                              ReSound Corporation
                           (Name of Subject Company)

                              GN Great Nordic Ltd.

                           GN Acquisition Corporation
                                   (Bidders)

                    Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                            -----------------------

                                   761194109
                                 (Cusip Number)

                                Jorn Kildegaard
                             c/o John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4350
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                   Copies to:

                               John A. Bick, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4350

                           CALCULATION OF FILING FEE
===============================================================================
     Transaction valuation*                       Amount of filing fee**
-----------------------------------          ----------------------------------
          $167,417,352                                    $33,484
===============================================================================
 *  Estimated solely for the purpose of determining the registration fee.
    Based upon $8.00 cash per share for 20,927,169 shares.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    Not applicable.          Filing Party:Not applicable.
Form or Registration No.:  Not applicable.          Date Filed:  Not applicable.

===============================================================================

CUSIP No. 761194109
-------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     GN Acquisition Corporation
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                                 [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0
-------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

CUSIP No. 761194109
-------------------

-------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     GN Great Nordic Ltd.
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
 3   SEC USE ONLY
-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     WC
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                                 [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Denmark
-------------------------------------------------------------------------------
 7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0
-------------------------------------------------------------------------------
 8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
 9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
-------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     HC, CO
-------------------------------------------------------------------------------

   Item l.  Security and Subject Company

     (a) The name of the subject company is ReSound Corporation, a California corporation (the "Company"), and the address of its principal executive offices is 220 Saginaw Drive, Seaport Centre, Redwood City, California 94063.

     (b) This Statement relates to the offer by GN Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly-owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred share purchase rights, the "Shares"), of the Company at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

   Item 2.  Identity and Background.

     (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth in the Introduction, Section 8 "Certain Information Concerning the Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) Neither Parent, Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   Item 3. Past Contacts, Transactions or Negotiations with the Subject
           Company.

     (a)-(b) The information set forth in the Introduction and Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

   Item 4.  Source and Amount of Funds or Other Consideration.

     (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c)   Not applicable.

   Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) The information set forth in the Introduction and Section 11 "Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

   Item 6.  Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

   Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and
Schedule I of the Offer to Purchase is incorporated herein by reference.

   Item 8.  Persons Retained, Employed or to be Compensated.

     The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

   Item 9.  Financial Statements of Certain Bidders.

     The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

   Item 10.  Additional Information.

     (a) None.

     (b)-(c) The information set forth in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

   Item 11.  Material to be Filed as Exhibits.

     (a)(l) Offer to Purchase dated May 14, 1999.

     (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Text of press release issued by Parent dated May 10, 1999.

     (a)(7) Form of summary advertisement dated May 14, 1999.

     (b) Not applicable.

     (c)(1) Agreement and Plan of Merger dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.

     (c)(2) Stock Option Agreement dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.

     (c)(3) Form of Letter regarding Change of Control Agreement.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999

                                   GN ACQUISITION CORPORATION



                                   By: /s/ Donald Stevenson
                                      --------------------------------
                                      Name:  Donald Stevenson
                                      Title: Secretary



                                   GN GREAT NORDIC LTD.



                                   By: /s/ Jorgen Lindegaard
                                      --------------------------------
                                      Name:  Jorgen Lindegaard
                                      Title: President and Chief Executive
                                               Officer



                                   By: /s/ Jorn Kildegaard
                                      --------------------------------
                                      Name:  Jorn Kildegaard
                                      Title: Executive Vice President

                                 EXHIBITS INDEX



 Exhibit                           Title
 -------                           -----

 (a)(1)   Offer to Purchase dated May 14, 1999.
 (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
 (a)(3)   Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(6)   Text of press release issued by Parent dated May 10, 1999.
 (a)(7)   Form of summary advertisement dated May 14, 1999.
 (b)      Not applicable.
 (c)(1) Agreement and Plan of Merger dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.
 (c)(2) Stock Option Agreement dated as of May 10, 1999 among ReSound Corporation, GN Great Nordic Ltd. and GN Acquisition Corporation.
 (c)(3)   Form of Letter regarding Change of Control Agreement.
 (d)      Not applicable.
 (e)      Not applicable.
 (f)      Not applicable.